(As filed with the Securities and Exchange Commission on June 18, 2004)


                                                               File No. 70-10206

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM U-1/A

                                 Amendment No. 2
                                       to
                           APPLICATION OR DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                               AMEREN CORPORATION
                             UNION ELECTRIC COMPANY
                              1901 Chouteau Avenue
                            St. Louis, Missouri 63103

                     CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                              607 East Adams Street
                           Springfield, Illinois 62739

                  (Names of companies filing this statement and
                   addresses of principal executive offices)
              -----------------------------------------------------

                               AMEREN CORPORATION

 (Name of top registered holding company parent of each applicant or declarant)
             -------------------------------------------------------

                               Steven R. Sullivan,
              Senior Vice President Governmental/Regulatory Policy,
                           General Counsel & Secretary
                             Ameren Services Company
                              1901 Chouteau Avenue
                            St. Louis, Missouri 63103

                     (Name and address of agent for service)
            --------------------------------------------------------

     The Commission is requested to mail copies of all orders, notices and other communications to:

Ronald K. Evans,                          William T. Baker, Jr., Esq.
Managing Associate General Counsel        Thelen Reid & Priest LLP
Ameren Services Company                   875 Third Avenue
1901 Chouteau Avenue                      New York, New York  10022
St. Louis, Missouri 63103


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


                                TABLE OF CONTENTS
                                                                         PAGE

ITEM 1. DESCRIPTION OF PROPOSED TRANSACTION.................................1
        1.1   INTRODUCTION..................................................1
        1.2   CAPITALIZATION OF AMEREN......................................3
        1.3   AMEREN'S CURRENT FINANCING AUTHORIZATION......................4
        1.4   SUMMARY OF REQUESTED APPROVALS................................4
        1.5   PARAMETERS APPLICABLE TO AUTHORIZED EXTERNAL
                FINANCING TRANSACTIONS......................................6
        1.6   USE OF PROCEEDS...............................................7
        1.7   DESCRIPTION OF SPECIFIC FINANCING PROPOSALS...................7
              1.7.1   COMMON STOCK..........................................8
              1.7.2   PREFERRED STOCK, PREFERRED SECURITIES, EQUITY-LINKED
                         SECURITIES AND LONG-TERM DEBT......................8
              1.7.3   SHORT-TERM DEBT.......................................9
        1.8   COMMON STOCK ISSUED UNDER STOCK-BASED PLANS..................10
        1.9   GUARANTEES...................................................12
        1.10  HEDGING TRANSACTIONS.........................................12
              1.10.1  INTEREST RATE HEDGES.................................12
              1.10.2  ANTICIPATORY HEDGES..................................13
        1.11  FINANCING SUBSIDIARIES.......................................14
        1.12  CERTIFICATES OF NOTIFICATION.................................15
ITEM 2. FEES, COMMISSIONS AND EXPENSES.....................................16
ITEM 3. APPLICABLE STATUTORY PROVISIONS....................................16
        3.1    GENERAL.....................................................16
        3.2    COMPLIANCE WITH RULES 53 AND 54.............................16
ITEM 4. REGULATORY APPROVAL................................................17
ITEM 5. PROCEDURE..........................................................17
ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS..................................17
         A.    Exhibits....................................................17
         B.    Financial Statements........................................19
ITEM 7. INFORMATION AS TO ENVIRONMENTAL EFFECTS............................19


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


     The Application/Declaration filed in this proceeding on February 24, 2004, as previously amended and restated in its entirety by Amendment No. 1, filed on April 30, 2004, is hereby further amended and restated in its entirety to read as follows:

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION
         -----------------------------------

     1.1 Introduction. Ameren Corporation ("Ameren"), whose principal business address is at 1901 Chouteau Avenue, St. Louis, Missouri 63103, is a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"). Ameren directly owns all of the issued and outstanding common stock of Union Electric Company d/b/a AmerenUE ("AmerenUE") and Central Illinois Public Service Company d/b/a AmerenCIPS ("AmerenCIPS") and indirectly through CILCORP Inc. ("CILCORP"), an exempt holding company, owns all of the outstanding common stock of Central Illinois Light Company d/b/a ("AmerenCILCO"). Together, AmerenUE, AmerenCIPS and AmerenCILCO provide retail and wholesale electric service to approximately 1.7 million customers and retail natural gas service to approximately 500,000 customers in a 49,000 square-mile area of Missouri and Illinois, including the St. Louis, Missouri and Peoria and Springfield, Illinois metropolitan areas.

     In addition to the foregoing, AmerenCILCO owns all of the issued and outstanding common stock of AmerenEnergy Resources Generating Company (f/k/a Central Illinois Generation, Inc.) ("AERG"), an electric utility company that is engaged in the generation and sale of electricity. AERG was formed by AmerenCILCO in November 2001 in order to facilitate the restructuring of AmerenCILCO in accordance with the Illinois Electric Service Customer Choice and Rate Relief Law of 1997. In October 2003, AmerenCILCO transferred substantially all of its generating assets representing in the aggregate approximately 1,100 megawatts (MW) of electric generating capacity to AERG.

     On February 2, 2004, Ameren entered into a definitive stock purchase agreement to acquire all of the issued and outstanding common stock and other securities of Illinois Power Company ("Illinois Power") from Illinova Corporation, an exempt holding company and a subsidiary of Dynegy Inc. Ameren intends to file an application/declaration to seek Commission approval for that acquisition and other related transactions.

     Ameren has five direct wholly-owned non-utility subsidiaries (in addition to CILCORP), as follows:

     o Ameren Services Company, a service company subsidiary, which provides administrative, management and technical services to Ameren and its associate companies in the Ameren system;

     o Ameren Development Company ("Ameren Development"), an intermediate non-utility holding company, which directly owns all of the outstanding common stock of Ameren ERC, Inc. ("Ameren ERC"), an "energy-related company" under Rule 58 that provides energy management services. Ameren ERC in turn owns all of the outstanding common stock of Missouri Central Railroad Company, a fuel transportation subsidiary, and an 89.1% interest in Gateway Energy Systems, L.C., which in turn owns Gateway Energy WGK Project, L.L.C., which together are developing thermal energy projects. These entities are also

          "energy-related companies" under Rule 58. Ameren Development also directly owns all of the outstanding common stock of Ameren Energy Communications, Inc., an "exempt telecommunications company" under
          Section 34 of the Act;

     o Ameren Energy Resources Company, an intermediate non-utility holding company, which directly holds all of the outstanding voting securities of the following subsidiaries: (1) Ameren Energy Development Company, an "exempt wholesale generator" ("EWG") under Section 32 of the Act, which, in turn, owns all of the outstanding common stock of Ameren Energy Generating Company ("Ameren GenCo"), also an EWG; (2) Ameren Energy Marketing Company, an "energy-related company" under Rule 58;
          (3) Ameren Energy Fuels and Services Company, also an "energy-related company" under Rule 58, which directly and through AFS Development Company, L.L.C., a wholly-owned subsidiary, and Cowboy Railroad Development Co., a 71%-owned subsidiary, makes investments in and engages in operating activities related to fuel procurement, handling, transportation and storage facilities and provides related fuel management services to associate and nonassociate companies; (4) Illinois Materials Supply Co., which was established to serve as an "enterprise zone" company in connection with purchasing goods, material and equipment for Ameren Energy Development Company and other non-utility associate companies; and (5) AmerenEnergy Medina Valley Cogen (No. 4), L.L.C., an intermediate non-utility holding company that indirectly through AmerenEnergy Medina Valley Cogen (No. 2), L.L.C., holds all of the membership interests in AmerenEnergy Medina Valley Cogen, L.L.C., an EWG, and directly holds all of the membership interests in AmerenEnergy Medina Valley Operations, L.L.C. Ameren Energy Resources Company also directly holds 20% of the outstanding common stock of Electric Energy, Inc. ("EEI"), an EWG that owns and operates a 1,086 MW coal-fired electric generating station and associated transmission facilities located in Joppa, Illinois.

     o Ameren Energy, Inc., an "energy-related company" under Rule 58 that primarily serves as the short-term energy trading and marketing agent for AmerenUE and Ameren GenCo and provides a range of energy and risk management services; and

     o CIPSCO Investment Company, which holds various nonregulated and passive investments, including passive investments in affordable housing projects that qualify for federal tax credits and investments in equipment leases.

     AmerenUE has one direct wholly-owned non-utility subsidiary, Union Electric Development Corporation, which holds investments in affordable housing projects that qualify for federal income tax credits and other passive investments. AmerenUE also directly holds 40% of the outstanding common stock of EEI.

     CILCORP directly owns all of the common stock of three non-utility subsidiaries, as follows:

     o CILCORP Investment Management Inc., which, through subsidiaries, manages CILCORP's investments in equipment leases, affordable housing projects that qualify for federal income tax credits, non-regulated independent power projects, and other passive investments;

     o CILCORP Ventures Inc., which, through a wholly-owned subsidiary, CILCORP Energy Services, Inc., provides energy-related products and services, including gas management services for gas management customers; and

o QST Enterprises Inc., which, through subsidiaries, provides energy and related services in non-regulated retail and wholesale markets, including utility operations and maintenance services (primarily to one of AmerenCILCO's largest industrial customers), and holds interests in environmentally distressed parcels of real estate acquired for resale.

     AmerenCILCO directly owns all of the issued and outstanding common stock of two non-utility subsidiaries, neither of which conducts any significant business at this time:

     o CILCO Exploration and Development Company, which previously engaged in the exploration and development of gas, oil, coal and other mineral resources; and

     o CILCO Energy Corporation, which was formed to research and develop new sources of energy, including the conversion of coal and other minerals into gas.

     For purposes of this Application/Declaration, AmerenUE, AmerenCIPS, AmerenCILCO, and AERG are referred to collectively as the "Utility Subsidiaries." The non-utility subsidiaries (other than CILCORP) identified above are herein referred to collectively as the "Non-Utility Subsidiaries." The Utility Subsidiaries and Non-Utility Subsidiaries are referred to herein collectively as the "Subsidiaries." The term Subsidiaries is also intended to include any other subsidiaries hereafter acquired, directly or indirectly, by Ameren in a transaction that is exempt under the Act or rules thereunder or that has been approved by the Commission in a separate proceeding. Ameren, AmerenUE and AmerenCIPS are sometimes referred to as the "Applicants."

     An organizational chart showing the relationship of Ameren and its Subsidiaries is filed herewith as Exhibit E.

     For the twelve months ended December 31, 2003, Ameren reported total operating revenues of $4,593,000,000, operating income of $1,090,000,000, and net income of $524,000,000, and for the three months ended March 31, 2004, Ameren reported total operating revenues of $1,216,000,000, operating income of $216,000,000, and net income of $97,000,000. On a consolidated basis, approximately 85.7% of Ameren's 2003 operating revenues were derived from sales of electricity (inclusive of sales by Ameren GenCo), 14.1% from sales of gas and gas transportation service, and 0.2% from other sources. At March 31, 2004, Ameren had $14,639,000,000 in total assets, including net property and plant of $10,963,000,000.

     1.2 Capitalization of Ameren. Under its Restated Articles of Incorporation, as amended (Exhibits A-1 and A-2 hereto), Ameren is authorized to issue 500,000,000 shares of capital stock consisting of 400,000,000 shares of common stock, $.01 par value ("Common Stock"), and 100,000,000 shares of preferred stock $.01 par value ("Preferred Stock"), which may be issued in one or more series with such designations as are approved by Ameren's board of directors. At March 31, 2004, Ameren had issued and outstanding 182,527,535 shares of Common Stock. Ameren does not have any outstanding Preferred Stock, but has reserved 4,000,000 shares for issuance upon exercise of rights issued under its shareholder rights plan. In addition, at March 31, 2004, Ameren had issued and outstanding $445 million principal amount of senior unsecured debt securities having maturities through 2007. At March 31, 2004, Ameren did not have any outstanding short-term debt. Ameren's Common Stock is listed and traded on the New York Stock Exchange.

     As of March 31, 2004, Ameren's capitalization on a consolidated basis was as follows:



-------------------------- ----------------------- -----------------------
Common equity                    $5,203,000,000                    53.0%
-------------------------- ----------------------- -----------------------
Preferred equity                 $  182,000,000                     1.9%
-------------------------- ----------------------- -----------------------


Long-term debt*                  $4,089,000,000                    41.7%
-------------------------- ----------------------- -----------------------
Short-term debt**                $  333,000,000                     3.4%
-------------------------- ----------------------- -----------------------
                    Total        $9,807,000,000                  100.00%
-------------------------- ----------------------- -----------------------

          *    Includes mandatorily redeemable preferred stock

          **   Includes current portion of long-term debt

     Ameren's senior unsecured debt securities are currently rated BBB+ by Standard & Poor's Inc. ("S&P") and A3 by Moody's Investors Service ("Moody's"). Ameren's commercial paper is rated A-2 by S&P and P-2 by Moody's.

     1.3 Ameren's Current Financing Authorization. By order dated October 5, 2001 in File No. 70-9877,/1/ (the "Current Financing Order"), Ameren is authorized to issue and sell from time to time through September 30, 2004 (i) in public or private offerings, up to $2.5 billion at any time outstanding of Common Stock or options, warrants or other stock purchase rights exercisable for Common Stock, Preferred Stock and other forms of preferred securities (including, without limitation, trust preferred securities) ("Preferred Securities"), equity-linked securities ("Equity-linked Securities"), and unsecured long-term debt securities ("Long-term Debt"),/2/ (ii) in addition to the foregoing, up to 25 million shares of Common Stock through stock-based plans maintained for shareholders (including new investors), officers, employees, and non-employee directors, and (iii) up to $1.5 billion principal amount at any time outstanding of commercial paper and/or other forms of unsecured short-term indebtedness ("Short-term Debt"). In addition, Ameren is authorized to provide guarantees and other forms of credit support ("Guarantees") on behalf of its Non-utility Subsidiaries in an aggregate amount at any one time outstanding not to exceed $1.5 billion, and to enter into interest rate hedging transactions with respect to outstanding indebtedness and anticipated debt offerings.

     1.4 Summary of Requested Approvals. Ameren is requesting authorization herein to engage in financing and other related transactions, as described below, during the period commencing with the effective date of the Commission's

----------
1    See Ameren Corporation, Holding Co. Act Release No. 27449 (Oct. 5, 2001).
2    Ameren is authorized to issue and sell Common Stock and Preferred Stock directly and Equity-linked Securities, Preferred Securities and Long-term Debt directly or indirectly through one or more financing subsidiaries.

order in this proceeding and ending June 30, 2007 (the "Authorization Period"). Upon the effective date of the Commission's order in this proceeding, Ameren will relinquish its authority to issue securities and engage in the other transactions authorized under the Current Financing Order.

     Specifically, Ameren requests authorization for the following transactions during the Authorization Period:

                    (i) Ameren requests authority to issue and sell from time to time, directly, Common Stock, Equity-linked Securities and Preferred Stock,/3/ and directly or indirectly through one or more of its financing subsidiaries ("Financing Subsidiaries"), Preferred Securities (including without limitation trust preferred securities) and Long-term Debt in an aggregate amount at any time outstanding not to exceed $2.5 billion.

                    (ii) Ameren requests authority to issue up to 25 million
                         shares of Common Stock pursuant to its dividend reinvestment and stock purchase plan and employee savings and incentive compensation plans maintained for its officers and employees, or other similar stock-based plans adopted in the future, such shares to be in addition to any shares of Common Stock issued under the authority requested in (i) above.

                   (iii) Ameren requests authority to issue and sell from time to time Short-term Debt in an aggregate principal amount at any time outstanding not to exceed $1.5 billion.

                    (iv) Ameren requests authority to provide Guarantees on
                         behalf or for the benefit of its Subsidiaries in an aggregate principal or nominal amount not to exceed $1.5 billion at any one time outstanding, provided that the amount of any securities issued by a Financing Subsidiary of Ameren that are guaranteed or supported by other forms of credit enhancement provided by Ameren will not count against this limitation but will instead be counted against the limitation on long-term securities proposed in (i) above.

                    (v) Ameren, directly or indirectly through any Financing Subsidiary, requests authority to enter into hedging
----------
3    Any shares of Preferred Stock issued under the authorization requested in this proceeding would be in addition to any Preferred Stock that may be issued under Ameren's shareholder rights plan, as authorized by the Commission in File No. 70-9383. See --- Ameren Corporation, Holding Co. Act Release No. 26961 (Dec. 29, 1998).

                         transactions ("Interest Rate Hedges") with respect to existing indebtedness in order to manage and minimize interest rate costs, and to enter into hedging transactions ("Anticipatory Hedges") with respect to anticipatory debt issuances in order to lock-in current interest rates and/or manage interest rate risk exposure.

     In addition to the foregoing authorizations requested by Ameren, AmerenUE and AmerenCIPS are requesting in this Application/Declaration authorization to acquire the equity securities of one or more Financing Subsidiaries to facilitate the issuance of long-term debt and/or preferred securities (including, without limitation, trust preferred securities).

     1.5 Parameters Applicable to Authorized External Financing Transactions. The following general terms will be applicable where appropriate to the proposed external financing activities requested to be authorized hereby (including, without limitation, securities issued for the purpose of refinancing or refunding outstanding securities of the issuer):/4/

     Effective Cost of Money. The effective cost of capital on Long-term Debt, Preferred Stock, Preferred Securities, Equity-linked Securities, and Short-term Debt will not exceed competitive market rates available at the time of issuance for securities having the same or reasonably similar terms and conditions issued by similar companies of reasonably comparable credit quality; provided that in no event will the effective cost of capital (i) on any series of Long-term Debt, Preferred Stock or Preferred Securities exceed 500 basis points over a U.S. Treasury security having a remaining term equal to the term of such series, (ii) on any series of Equity-linked Securities exceed 700 basis points over a U.S. Treasury security having a remaining term equal to the term of such series, and
(iii) on Short-term Debt exceed 300 basis points over the London Interbank Offered Rate ("LIBOR") for maturities of less than one year.

     Maturity. The maturity of Long-term Debt will be between one and 50 years after the issuance thereof. Preferred Securities and Equity-linked Securities will be redeemed no later than 50 years after the issuance thereof, unless converted into Common Stock. Preferred Stock issued directly by Ameren may be perpetual in duration.

     Issuance Expenses. The underwriting fees, commissions or other similar remuneration paid in connection with the non-competitive issue, sale or distribution of securities pursuant to this Application/Declaration will not exceed the greater of (i) 6% of the principal or total amount of the securities being issued or (ii) issuance expenses that are generally paid at the time of the pricing for sales of the particular issuance, having the same or reasonably similar terms and conditions issued by similar companies of reasonably comparable credit quality.

     Common Equity Ratio. At all times during the Authorization Period, Ameren and each Utility Subsidiary will maintain common equity of at least 30% of its consolidated capitalization (common equity, preferred stock, long-term debt and short-term debt); provided that Ameren will in any event be authorized to issue

----------
4    The Commission has previously authorized financing transactions subject to these same general parameters. See SCANA Corporation, Holding Co. Act Release No. 27649 (Feb. 12, 2003).

Common Stock (including pursuant to stock-based plans maintained for shareholders, including new investors, officers, employees and non-employee directors) to the extent authorized herein.

     Investment Grade Ratings. The Applicants further represent that, except for securities issued to fund intrasystem financings, no guarantees or other securities, other than Common Stock, may be issued in reliance upon the authorization granted by the Commission pursuant to this Application/Declaration, unless (i) the security to be issued, if rated, is rated investment grade; (ii) all outstanding securities of the issuer that are rated are rated investment grade; and (iii) all outstanding securities of the registered holding companies that are rated are rated investment grade. For purposes of this provision, a security will be deemed to be rated "investment grade" if it is rated investment grade by at least one nationally recognized statistical rating organization, as that term is used in paragraphs
(c)(2)(vi)(E), (F) and (H) of Rule 15c3-1 under the Securities Exchange Act of 1934, as amended ("1934 Act"). The ratings test will not apply to any issuance of Common Stock. The Applicants further request that the Commission reserve jurisdiction over the issuance of any guarantee or other securities in reliance upon the authorization granted by the Commission pursuant to this Application/Declaration at any time that the conditions set forth in clauses (i) through (iii) above are not satisfied.

     Authorization Period. No security will be issued pursuant to the authorization sought herein after the last day of the Authorization Period (June 30, 2007).

     1.6 Use of Proceeds. Ameren will utilize the proceeds of financing authorized hereunder for general and corporate purposes including: (a) financing, in part, of the capital expenditures of Ameren and its Subsidiaries;
(b) financing working capital requirements and capital spending of the Subsidiaries, including by making contributions to the Ameren System Utility Money Pool and Ameren System Non-State Regulated Subsidiary Money Pool;/5/ (c) financing exempt acquisitions of interests in EWGs and "foreign utility companies" ("FUCOs"), subject to the limitations of Rule 53; (d) financing exempt acquisitions of interests in "energy-related companies," as defined in Rule 58, subject to the limitations of that rule; (e) the acquisition, retirement, refinancing or redemption of securities of which Ameren is the issuer pursuant to Rule 42; and/or (f) the acquisition of the securities or assets of other companies, as may be authorized by the Commission in a separate proceeding.

     1.7 Description of Specific Financing Proposals. Ameren contemplates that Common Stock (including options, warrants and/or forward equity purchase contracts), Preferred Stock, Preferred Securities, Equity-linked Securities and Long-term Debt would be issued directly to one or more purchasers in privately-negotiated transactions or to one or more investment banking or underwriting firms or other entities who would resell such securities without registration under the Securities Act of 1933 ("1933 Act") in reliance upon one or more applicable exemptions from registration thereunder, or to the public either (i) through underwriters selected by negotiation or competitive bidding or (ii) through selling agents acting either as agent or as principal for resale


----------
5     The Commission has previously authorized Ameren to maintain and make advances to the Utility Subsidiaries and certain of the Non-Utility Subsidiaries through separate system money pool arrangements. See Ameren Corporation, et al., Holding Co. Act Release Nos. 27655 (Feb. 27, 2003), 27721 (Sept. 15, 2003), and
27738 (Oct. 20, 2003) in File No. 70-10106.

to the public either directly or through dealers. All such securities sales will be at rates or prices and under conditions negotiated or based upon, or otherwise determined by, competitive capital markets.

          Ameren has filed a Registration Statement on Form S-3 (Exhibit C-1 hereto) under the 1933 Act utilizing the "shelf" registration process, under which Ameren may offer for sale, in one or more transactions, (i) directly, any combination of Common Stock, stock purchase contracts, stock purchase units, and senior long-term debt securities and subordinated long-term debt securities, each of which may be converted into Common Stock, and (ii) indirectly through one or more Financing Subsidiaries,/6/ trust preferred securities, and guarantees thereof by Ameren, in an aggregate amount up to $2 billion./7/ The prospectus contained in the Registration Statement provides a general description of the securities Ameren may offer. Information about the terms of any specific securities to be offered under this "shelf" registration process will be as set forth in one or more prospectus supplements to be filed at the time of any specific offering.

          1.7.1 Common Stock. Ameren may issue and sell Common Stock through underwriters or dealers, through agents, or directly to a limited number of purchasers or a single purchaser. If underwriters are used in the sale of Common Stock, such securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Common Stock may be offered to the public either through underwriting syndicates (which may be represented by a managing underwriter or underwriters designated by Ameren) or directly by one or more underwriters acting alone. Common Stock may be sold directly by Ameren or through agents designated by Ameren from time to time. If dealers are utilized in the sale of Common Stock, Ameren will sell such securities to the dealers, as principals. Any dealer may then resell such Common Stock to the public at varying prices to be determined by such dealer at the time of resale. If Common Stock is being sold in an underwritten offering, Ameren may grant the underwriters thereof a "green shoe" option permitting the purchase from Ameren at the same price of additional shares.

     Ameren may also issue Common Stock or options, warrants or other stock purchase rights exercisable for Common Stock in public or privately-negotiated transactions as consideration for the equity securities or assets of other companies, provided that the acquisition of any such equity securities or assets has been authorized in a separate proceeding or is exempt under the Act or the rules thereunder (specifically Rule 58).

          1.7.2 Preferred Stock, Preferred Securities, Equity-linked Securities and Long-term Debt. Ameren also proposes to issue, directly, Preferred Stock and Equity-linked

----------
6    Ameren has formed, but has not yet utilized, two Financing Subsidiaries,
Ameren Capital Trust I and Ameren Capital Trust II, to facilitate the issuance of trust preferred securities.
7    This Registration Statement was declared effective on June 4, 2004.

Securities/8/ or, directly or indirectly through one or more Financing Subsidiaries,/9/ Long-Term Debt and Preferred Securities (including, specifically, trust preferred securities).

         Preferred Stock, Preferred Securities and Equity-linked Securities may be issued in one or more series with such rights, preferences, and priorities as may be designated in the instrument creating each such series. All such securities will be redeemed no later than 50 years after the issuance thereof, unless converted into Common Stock, except that Preferred Stock may be perpetual in duration. Dividends or distributions on Preferred Stock, Preferred Securities or Equity-linked Securities will be made periodically and to the extent funds are legally available for such purpose, but may be made subject to terms that allow the issuer to defer dividend payments or distributions for specified periods. Preferred Securities and Equity-linked Securities may be convertible or exchangeable into shares of Common Stock or other securities that Ameren is authorized to issue and may be issued in the form of shares or units.

     Long-term Debt of a particular series (a) will be unsecured, (b) will have a maturity ranging from one to 50 years, (c) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at various premiums above the principal amount thereof, (d) may be entitled to mandatory or optional sinking fund provisions, (e) may provide for reset of the coupon pursuant to a remarketing or auction arrangement, (f) may be called from existing investors by a third party, and (g) may be convertible into or exchangeable for Common Stock or other securities that Ameren is authorized to issue. The maturity dates, interest rates, and redemption and sinking fund provisions, if any, with respect to the Long-term Debt of a particular series, as well as any associated placement, underwriting or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding.

          1.7.3 Short-term Debt. Ameren proposes to issue and sell from time to time Short-term Debt in an aggregate principal amount at any time outstanding not to exceed $1.5 billion. Short-term Debt may include commercial paper notes, bank notes, and other forms of short-term indebtedness. All Short-term Debt will

----------
8    Equity-linked Securities (sometimes called "stock purchase units")
typically consist of a forward stock purchase contract, which would obligate holders to purchase from Ameren, and Ameren to sell to the holders, a specified number of shares of Common Stock at a future date, coupled with a debt or preferred security. In accordance with the Current Financing Order, Ameren in March 2002 issued $345 million of Equity-linked Securities in units consisting of a senior unsecured note with a principal amount of $25 and a contract to purchase, for $25, a fraction of a share of Common Stock on May 15, 2005. The senior unsecured notes will mature on May 15, 2007. The stock purchase contract component of the units requires holders to purchase between 8.7 million and 7.4 million shares of Common Stock on May 15, 2005 at the market price at that time, subject to a minimum share purchase price of $39.50 and a maximum of $46.61.

9    Ameren has previously been authorized to acquire the securities of one or more Financing Subsidiaries and to engage in related transactions involving Financing Subsidiaries. See Ameren Corporation, et al., Holding Co. Act Release No. 27777 (Dec. 18, 2003). All transactions involving the issuance of securities by a Financing Subsidiary of Ameren will comply with the terms and conditions of the December 18, 2003 order as well as the order issued in this proceeding.

be unsecured and will have maturities of less than one year from the date of issuance.

     Commercial paper will be sold in established domestic or European commercial paper markets. Such commercial paper would typically be sold to dealers at the discount rate per annum prevailing at the date of issuance for commercial paper of comparable quality and maturities sold to commercial paper dealers generally. It is expected that the dealers acquiring such commercial paper will reoffer it at a discount to corporate, institutional and, with respect to European commercial paper, individual investors. It is anticipated that such commercial paper will be reoffered to investors such as commercial banks, insurance companies, pension funds, investment trusts, foundations, colleges and universities, finance companies and nonfinancial corporations.

     Ameren also proposes to establish and maintain back-up credit lines with banks or other institutional lenders to support its commercial paper program(s), as well as other credit arrangements and/or borrowing facilities generally available to borrowers with comparable credit ratings as it may deem appropriate in light of its needs and existing market conditions. Only the amounts drawn and outstanding under these agreements and facilities will be counted against the proposed limit on Short-term Debt./10/

     1.8 Common Stock Issued Under Stock-based Plans. In addition to the foregoing, Ameren also proposes to issue up to 25 million shares of Common Stock under stock-based plans that it or any of its subsidiaries maintain for shareholders, investors, employees and nonemployee directors (collectively, "Plans"). Currently, Ameren maintains the following Plans:

o Dividend Reinvestment Plan. Ameren's dividend reinvestment and stock purchase plan ("DRPlus") is intended to provide participants with a convenient way to purchase Common Stock and to reinvest all or a portion of the dividends received on Common Stock or on preferred stock of AmerenUE, AmerenCIPS, AmerenCILCO or any other Ameren subsidiary in additional shares of Common Stock. In addition, participants in the DRPlus may make optional cash purchases of Common Stock in a minimum amount of $25 per transaction after the initial investment and up to a maximum of $120,000 per year. Eligible non-shareholders may enroll in the DRPlus by making an initial minimum cash investment of $250. Eligible non-shareholders who are employees of Ameren or its subsidiaries may authorize a minimum payroll deduction investment of $25 per pay period to purchase Common Stock. If shares of Common Stock for issuance under the DRPlus are purchased on the open market or in privately negotiated transactions, the price of such shares shall be the weighted average price at which an independent agent acquired such shares on the applicable investment date plus applicable brokerage commissions and other fees. If Ameren chooses to issue new shares of Common Stock, the price on the applicable investment date will be the average of the high and low sales prices for Ameren's Common Stock reported on the consolidated tape for NYSE-listed companies administered by the Consolidated Tape Association. Ameren has registered a total of 12 million shares of Common Stock for issuance under the DRPlus. See Registration

----------
10   Ameren currently has in place committed revolving credit facilities totaling $600 million which are used, in part, to support its commercial paper program.

     Statements on Form S-3, which are incorporated by reference as Exhibits C-2 and C-3 hereto. A full description of the DRPlus is included in each of the two Registration Statements.

o Ameren Long-term Incentive Plan. In 1998, Ameren adopted a long-term incentive plan ("1998 Incentive Plan") for eligible employees, replacing the plan previously in place at AmerenUE. The 1998 Incentive Plan provides for the grant of options, performance awards, restricted stock, dividend equivalents and stock appreciation rights. Under the terms of the plan, options may be granted at a price not less than the fair market value of Ameren's Common Stock at the date of the grant. Granted options vest over a period of five years, beginning at the date of the grant, and provide for acceleration of exercisability of the options upon the occurrence of certain events, including retirement. Outstanding options expire on various dates through 2010. Since 2001, awards under the 1998 Incentive Plan have been exclusively in the form of restricted Common Stock. Restricted shares have the potential to vest equally over a seven-year period from the date of grant (one seventh on each anniversary date) based upon achievement of certain Ameren performance levels and upon the achievement of required stock ownership levels based on position and salary. The vesting period is reduced from seven years to three years if Ameren's ongoing earnings per share achieve a prescribed growth rate over the three-year period. Ameren has registered 4,000,000 shares of Common Stock for issuance or delivery under the 1998 Incentive Plan. See Registration Statement on Form S-8, which is incorporated by reference as Exhibit C-4 hereto. The 1998 Incentive Plan is incorporated by reference as Exhibit H hereto.

o Ameren Corporation Savings Investment Plan (formerly the Union Electric Savings Investment Plan). Ameren maintains an employee savings investment plan ("SIP") which permits eligible participants under Section 401(k) of the Internal Revenue Code to defer current federal income taxes on contributions to the SIP and earnings thereon. The plan is open to both management and union (contract) employees. Participants may contribute via payroll deductions and can invest in one or more investment funds, including the Ameren Common Stock Fund. Ameren, to the extent sufficient earnings are available, may partially match contributions made to the SIP by participants. The match, if any, and the allocation of matching contributions for contract employees are established by the collective bargaining agreement of the participant's bargaining unit. Ameren has registered 3,000,000 shares of Common Stock for issuance or delivery under the SIP. See Registration Statement on Form S-8, which is incorporated by reference as Exhibit C-5 hereto.

o Ameren Corporation Employee Long-term Savings Plan. Ameren sponsors two investment savings plans that permit employees of AmerenCIPS and Ameren GenCo who are members of certain collective bargaining units to defer federal income taxes on contributions to the plans and earnings thereon. The plans are qualified plans under Section 401(k) of the Internal Revenue Code. Participants can participate in only one plan. Employees who have one year of service and have attained the age of 21 can participate in one of the available plans. A participant may contribute via payroll deductions into a plan and invest in one or more investment funds, including the Ameren Common Stock Fund. Ameren, to the extent sufficient earnings are available, may partially match contributions made to these plans by participants. The match, if any, and the allocation of matching contributions are established by the collective bargaining agreement of the participant's bargaining unit. Ameren has registered 400,000 shares of

     Common Stock for issuance or delivery under each of these plans. See Registration Statement on Form S-8, which is incorporated by reference as Exhibit C-6 hereto.

     Ameren proposes to issue shares of its Common Stock under the authorization and within the limitations set forth herein in order to satisfy its obligations under each of these existing Plans. Shares of Common Stock issued under these Plans may either be newly issued shares, treasury shares or shares purchased on the open market pursuant to Rule 42. Ameren also proposes, within the limitations set forth herein, to issue and/or purchase shares of Common Stock pursuant to these existing Plans, as they may be amended or extended, and pursuant to any similar plans or plan funding arrangements hereafter adopted without any additional Commission order.

     1.9 Guarantees. Ameren requests authorization to provide Guarantees with respect to financial or contractual obligations of any Subsidiary as may be appropriate in the ordinary course of such subsidiary's business, in an aggregate principal or nominal amount not to exceed $1.5 billion outstanding at any one time, provided however, that the amount of any Guarantees in respect of obligations of any Non-Utility Subsidiaries shall also be subject to the limitations of Rule 53(a)(1) or Rule 58(a)(1), as applicable; and provided further, that any Guarantee that is outstanding on the last day of the Authorization Period will expire or terminate in accordance with its stated terms. In addition to providing direct parent guarantees, Ameren may also provide Guarantees in the form of formal credit enhancement agreements, including but not limited to "keep well" agreements and reimbursement undertakings under letters of credit. The proposed limitation on Guarantees shall not include the amount of any guarantees or other forms of credit support provided with respect to securities issued by any Financing Subsidiary of Ameren (the amounts of which would count only against the proposed limitations on the amounts of debt and equity securities that Ameren may issue). Guarantees may, in some cases, be provided to support obligations of Subsidiaries that are not readily susceptible of exact quantification or that may be subject to varying quantification. In such cases, Ameren will determine the exposure under such guarantee for purposes of measuring compliance with the proposed limitation on Guarantees by appropriate means, including estimation of exposure based on loss experience or projected potential payment amounts. If appropriate, such estimates will be made in accordance with U. S. Generally Accepted Accounting Principles ("U. S. GAAP"). Such estimation will be reevaluated periodically.

     Ameren may charge any Subsidiary a fee for each Guarantee provided on its behalf that is not greater than the cost, if any, of obtaining the liquidity necessary to perform the guarantee (for example, bank line commitment fees or letter of credit fees, plus other transactional expenses) for the period of time the Guarantee remains outstanding.

     1.10 Hedging Transactions.

          1.10.1 Interest Rate Hedges. Ameren, directly or indirectly through any Financing Subsidiary, requests authorization to enter into interest rate hedging transactions with respect to outstanding indebtedness ("Interest Rate Hedges"), subject to certain limitations and restrictions, in order to reduce or manage the effective interest rate cost. In no case will the notional amount of any Interest Rate Hedge exceed the principal amount of the underlying debt instrument. Transactions will be entered into for a fixed or determinable period. Thus, Ameren will not engage in speculative transactions. Interest Rate Hedges (other than exchange-traded interest rate futures contracts) would only be entered into with counterparties ("Approved Counterparties") whose senior debt ratings, or the senior debt ratings of any credit support providers who have guaranteed the obligations of such counterparties, as published by S&P, are equal to or greater than BBB, or an equivalent rating from Moody's or Fitch, Inc.

     Interest Rate Hedges will involve the use of financial instruments commonly used in today's capital markets, such as exchange traded interest rate futures contracts and over the counter interest rate swaps, options, caps, collars, floors, and structured notes (i.e., a debt instrument in which the principal and/or interest payments are indirectly linked to the value of an underlying asset or index), or transactions involving the purchase or sale, including short sales, of U.S. Treasury Securities. The transactions would be for fixed periods and stated notional amounts. Fees, commissions and other amounts payable to the counterparty or exchange (excluding, however, the swap or option payments) in connection with an Interest Rate Hedge will not exceed those generally obtainable in competitive markets for parties of comparable credit quality.

          1.10.2 Anticipatory Hedges. In addition, Ameren, directly or indirectly through any Financing Subsidiary, requests authorization to enter into interest rate hedging transactions with respect to anticipated debt offerings (the "Anticipatory Hedges"), subject to certain limitations and restrictions. Such Anticipatory Hedges (other than exchange-traded interest rate futures contracts) would only be entered into with Approved Counterparties, and would be utilized to fix the interest rate and/or limit the interest rate risk associated with any new issuance through (i) a forward sale of exchange-traded U.S. Treasury futures contracts, U.S. Treasury Securities and/or a forward swap (each a "Forward Sale"), (ii) the purchase of put options on U.S. Treasury Securities (a "Put Options Purchase"), (iii) a Put Options Purchase in combination with the sale of call options on U.S. Treasury Securities (a "Zero Cost Collar"), (iv) transactions involving the purchase or sale, including short sales, of U.S. Treasury Securities, or (v) some combination of a Forward Sale, Put Options Purchase, Zero Cost Collar and/or other derivative or cash transactions, including, but not limited to structured notes, caps and collars, appropriate for the Anticipatory Hedges.

     Anticipatory Hedges may be executed on-exchange ("On-Exchange Trades") with brokers through the opening of futures and/or options positions traded on the Chicago Board of Trade, Chicago Mercantile Exchange or other financial exchange, the opening of over-the-counter positions with one or more counterparties ("Off-Exchange Trades"), or a combination of On-Exchange Trades and Off-Exchange Trades. Ameren will determine the optimal structure of each Anticipatory Hedge transaction at the time of execution.

     Ameren will comply with Statement of Financial Accounting Standard ("SFAS") 133 (Accounting for Derivative Instruments and Hedging Activities) and SFAS 138 (Accounting for Certain Derivative Instruments and Certain Hedging Activities) or other standards relating to accounting for derivative transactions as are adopted and implemented by the Financial Accounting Standards Board ("FASB"). Ameren represents that each Interest Rate Hedge and each Anticipatory Hedge will qualify for hedge accounting treatment under the current FASB standards in effect and as determined as of the date such Interest Rate Hedge or Anticipatory

Hedge is entered into. Ameren will also comply with any future FASB financial disclosure requirements associated with hedging transactions./11/

     1.11 Financing Subsidiaries. In connection with the issuance of long-term debt and preferred securities, AmerenUE and AmerenCIPS request authorization to acquire, directly or indirectly, the common stock or other equity securities of one or more Financing Subsidiaries formed exclusively for the purpose of facilitating the issuance of such long-term debt securities and/or preferred securities (including, without limitation, trust preferred securities) and for the loan or other transfer of the proceeds thereof to AmerenUE or AmerenCIPS, as applicable. In connection with any such financing transactions, AmerenUE and AmerenCIPS may enter into one or more guarantees or other credit support agreements in favor of its Financing Subsidiary./12/ AmerenUE and AmerenCIPS also request authorization to enter into expense agreements with its respective Financing Subsidiary, pursuant to which each such company would agree to pay all expenses of such Financing Subsidiary./13/

     Any Financing Subsidiary organized pursuant to the authority granted by the Commission in this proceeding shall be organized only if, in management's opinion, the creation and utilization of such Financing Subsidiary will likely result in tax savings, increased access to capital markets and/or lower cost of capital for AmerenUE or AmerenCIPS, as the case may be. No Financing Subsidiary shall acquire or dispose of, directly or indirectly, any interest in any "utility asset," as that term is defined under the Act.

     AmerenUE and AmerenCIPS also request authorization to issue to its Financing Subsidiary, at any time or from time to time in one or more series, unsecured debentures, unsecured promissory notes or other unsecured debt instruments or preferred securities (individually, a "Note" and, collectively, the "Notes") governed by an indenture or indentures or other documents, and the Financing Subsidiary will apply the proceeds of any external financing by such Financing Subsidiary plus the amount of any equity contribution made to it from time to time to purchase the Notes. The terms (e.g., interest rate, maturity, amortization, prepayment terms, default provisions, etc.) of any such Notes would generally be designed to parallel the terms of the securities issued by the Financing Subsidiary to which the Notes relate./14/

----------
11   The proposed terms and conditions of the Interest Rate Hedges and
Anticipatory Hedges are substantially the same as the Commission has approved in other cases. In addition to the Current Financing Order, see NiSource Inc., Holding Co. Act Release No. 27789 (Dec. 30, 2003) and FirstEnergy Corp., Holding Co. Act Release No. 27694 (June 30, 2003).
12   Guarantees or other credit support provided by AmerenUE and AmerenCIPS with respect to securities issued by any Financing Subsidiary will be exempt under Rules 52(a) and 45(b)(7) if the conditions of such rules are satisfied.
13   The authorization requested herein is substantially identical to the authorization to organize and acquire the securities of Financing Subsidiaries previously granted to Ameren under the December 18, 2003 order, supra n. 9.
14   "Mirror image" Notes issued by AmerenUE or AmerenCIPS to its Financing
Subsidiary will be exempt under Rule 52(a) if the conditions of Rule 52(a) are satisfied.

     Lastly, AmerenUE and AmerenCIPS request authorization for any Financing Subsidiary of either company to enter into Interest Rate Hedges and Anticipatory Hedges subject to the same terms, conditions and limitations described in Item
1.11 above.15

     1.12 Certificates of Notification. Ameren proposes to file certificates of notification pursuant to Rule 24 that report each of the transactions carried out in accordance with the terms and conditions of and for the purposes represented in this Application/Declaration. Such certificates of notification would be filed within 60 days after the end of each of the first three calendar quarters, and 90 days after the end of the last calendar quarter, in which transactions occur. The Rule 24 certificates will contain the following information for the reporting period:

          a. The sales of any Common Stock and the purchase price per share and the market price per share at the date of the agreement of sale;

          b. The total number of shares of Common Stock issued or issuable under options, warrants or other stock-purchase rights granted during the quarter under the Plans;

          c. If Common Stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquiror;

          d. The amount and terms of any Long-term Debt, Preferred Stock, Preferred Securities or Equity-linked Securities issued directly or indirectly by Ameren during the calendar quarter;

          e. The amount and terms of any Short-term Debt issued directly or indirectly by Ameren during the calendar quarter;

          f. A description of the amount, terms and purpose of any Guarantee issued during the calendar quarter by Ameren and the name of the Subsidiary benefiting from such Guarantee;

          g. The name and amount invested by Ameren, AmerenUE and AmerenCIPS in any Financing Subsidiary during the calendar quarter;

          h. The notional amount and principal terms of any Interest Rate Hedge or Anticipatory Hedge entered into during the quarter and the identity of the parties to such instruments; and

----------
15   AmerenUE and AmerenCIPS are both authorized to enter into Interest Rate
Hedges and Anticipatory Hedges directly pursuant to the Commission's order dated February 27, 2003 (supra n. 5), but such order does not authorize interest rate hedging transactions by Financing Subsidiaries of AmerenUE and AmerenCIPS.

          i. Consolidated balance sheet of Ameren, AmerenUE and AmerenCIPS as of the end of the calendar quarter./16/

ITEM 2.  FEES, COMMISSIONS AND EXPENSES.
         -------------------------------

     The fees, commissions and expenses incurred or to be incurred in connection with the preparation and filing of this Application/Declaration are estimated not to exceed $25,000. Fees, commissions and expenses incurred in connection with any financing transaction approved in this proceeding will be within the limits set forth in Item 1.5 above.

ITEM 3.  APPLICABLE STATUTORY PROVISIONS.
-------  --------------------------------

     3.1 General. Sections 6(a) and 7 of the Act are applicable to the issuance and sale of Common Stock, Preferred Stock, Preferred Securities, Equity-linked Securities, Long-term Debt and Short-term Debt by Ameren. Sections 6(a) and 7 of the Act are also applicable to the execution of Interest Rate Hedges and Anticipatory Hedges by Ameren. Sections 6(a), 7 and 12(b) of the Act and Rule 45(a) are applicable to the issuance of Guarantees by Ameren. Sections 6(a), 7, 9(a)(1), 10 and 12(b) are applicable to the organization and acquisition of securities of Financing Subsidiaries by AmerenUE and AmerenCIPS.

     3.2 Compliance with Rules 53 and 54. The transactions proposed herein are also subject to Rules 53 and 54. Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG, if each of the conditions in paragraphs (a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through
(b)(3) of Rule 53 exists. Rule 54 provides that the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or FUCOs in determining whether to approve other transactions if Rule 53(a), (b) and (c) are satisfied. These standards are met.

     Rule 53(a)(1): Ameren's "aggregate investment" (as defined in Rule 53(a)(1)) in EWGs as of March 31, 2004 was $401,473,804, or approximately 21.8% of Ameren's "consolidated retained earnings" (also as defined in Rule 53(a)(1)) for the four quarters ended March 31, 2004 ($1,838,051,508). Ameren does not currently hold an interest in any FUCO.

     Rule 53(a)(2): Ameren will maintain books and records enabling it to identify investments in and earnings from each such EWG and FUCO in which it directly or indirectly acquires and holds an interest. Ameren will cause each domestic EWG in which it acquires and holds an interest, and each foreign EWG and FUCO that is a majority-owned subsidiary, to maintain its books and records and prepare its financial statements in conformity with U.S. GAAP. All of such books and records and financial statements will be made available to the Commission, in English, upon request.

----------
16    Any of the information described in items (a) through (i) that is provided in filings under the 1933 Act or the 1934 Act may be incorporated into the Rule 24 certificate by reference.

     Rule 53(a)(3): No more than 2% of the employees of Ameren's domestic public utility subsidiaries will, at any one time, directly or indirectly, render services to EWGs and FUCOs.

     Rule 53(a) (4): Ameren will submit a copy of each Application/Declaration, and each amendment thereto, relating to any EWG or FUCO, and will submit copies of any Rule 24 certificates required thereunder, as well as a copy of the relevant portions of Ameren's Form U5S, to each of the public service commissions having jurisdiction over the retail rates of Ameren's domestic public utility subsidiaries.

     In addition, Ameren states that the provisions of Rule 53(a) are not made inapplicable to the authorization herein requested by reason of the occurrence or continuance of any of the circumstances specified in Rule 53(b). Rule 53(c) is inapplicable by its terms.

ITEM 4.  REGULATORY APPROVAL.
         --------------------

     The approval of the ICC may be required in order for AmerenUE or AmerenCIPS to acquire the equity securities of any Financing Subsidiary. Such approval, if required, will be obtained at the time AmerenUE or AmerenCIPS seeks ICC approval to issue securities through any Financing Subsidiary. The Applicants request that the Commission reserve jurisdiction over the acquisition of the securities of any Financing Subsidiary by AmerenUE or AmerenCIPS pending the receipt of any required ICC authorization and the filing of such authorization as a supplement to the record in this proceeding and the issuance of a supplemental order of the Commission approving any such state-jurisdictional acquisition. No other state commission, and no federal commission, other than the Commission, has jurisdiction over any of the transactions proposed in this Application/Declaration.

ITEM 5.  PROCEDURE.
         ----------

     The Commission has issued a notice under Rule 23 with respect to the filing of this Application/Declaration (Holding Co. Act Release No. 27841) and no hearing has been requested. Ameren requests that the Commission's order be issued as soon as the rules allow, and that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective. Ameren hereby waives a recommended decision by a hearing officer or any other responsible officer of the Commission and consent that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless such Division opposes the matters proposed herein.

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS.
         ----------------------------------

         A.   EXHIBITS.
              --------

               A-1 Restated Articles of Incorporation of Ameren (incorporated by reference to Annex F to the Registration Statement on Form S-4 of Ameren in File No. 33-64165).

               A-2 Certificate of Amendment to the Restated Articles of Incorporation of Ameren as filed with the Secretary of State of the State of Missouri on December 14, 1998 (incorporated by reference to Exhibit 3(i) to Ameren's Annual Report on Form 10-K for the year ended December 31, 1998 in File No. 1-14756).

               A-3 By-Laws of Ameren, as amended to February 13, 2004 (incorporated by reference to Exhibit 4.3 to Registration Statement on Form S-3, as filed February 13, 2004, in File No. 333-112823).

               B    None.

               C-1 Registration Statement on Form S-3 ("shelf" registration), filed April 7, 2004 (incorporated by reference to File Nos. 333-114274, 333-114274-01, and 333-114274-02).

               C-2 Registration Statement on Form S-3, including Prospectus for Dividend Reinvestment and Stock Purchase Plan, as filed June 15, 2000 (incorporated by reference to File No. 333-39400).

               C-3 Registration Statement on Form S-3, including Prospectus for Dividend Reinvestment and Stock Purchase Plan, as filed February 13, 2004 (incorporated by reference to File No. 333-112823).

               C-4 Registration Statement on Form S-8, as filed April 23, 1998 (incorporated by reference to File No. 333-50793).

               C-5 Registration Statement on Form S-8, as filed October 24, 2001 (incorporated by reference to File No. 333-72156).

               C-6 Registration Statement on Form S-8, as filed November 26, 2002 (incorporated by reference File No. 333-101506).

               D    None at this time.

               E    Organizational Chart (Form SE) (previously filed).

               F    Opinion of Counsel (filed herewith).

               G    Proposed Form of Federal Register Notice (previously filed).

               H Ameren Corporation Long-term Incentive Plan of 1998. (Incorporated by reference to Exhibit 10.1 to Ameren's Annual Report on Form 10-K for the year ended December 31, 1998, in File No. 1-14756).

               I Forecast of consolidated capitalization ratios as of December 31, 2003 through December 31, 2007 (previously filed confidentially pursuant to Rule 104).

               J Forecast assumptions (sources and uses) for each year 2004-2007 (previously filed confidentially pursuant to Rule 104).

         B.   FINANCIAL STATEMENTS.
              --------------------

   FS-1   Ameren Consolidated Statement of   Incorporated by reference to
          Income for the year ended          Annual Report of Ameren on Form
          December 31, 2003                  10-K for the year ended December
                                             31, 2003 in File No. 1-14756

   FS-2   Ameren Consolidated Balance        Incorporated by reference to
          Sheet as of December 31, 2003      to Annual Report of Ameren on Form
                                             10-K for the year ended December
                                             31, 2003 in File No. 1-14756

   FS-3   Ameren Consolidated Statement of   Incorporated by reference to
          Income for the three months        Quarterly Report of Ameren on Form
          ended March 31, 2004               10-Q for the period ended March
                                             31, 2004 in File No. 1-14756

   FS-4   Ameren Consolidated Balance        Incorporated by reference to
          Sheet as of March 31, 2004         Quarterly Report of Ameren on Form
                                             10-Q for the period ended March
                                             31, 2004 in File No. 1-14756

ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS.
         ----------------------------------------

     None of the matters that are the subject of this Application/Declaration involves a "major federal action" nor do such matters "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The transactions that are the subject of this Application/Declaration will not result in changes in the operation of the Applicants that will have an impact on the environment. The Applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this Application/Declaration.


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


                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned Applicants have duly caused this amended
Application/Declaration to be signed on their behalves by the undersigned thereunto duly authorized.


                                  AMEREN CORPORATION
                                  UNION ELECTRIC COMPANY
                                  CENTRAL ILLINOIS PUBLIC SERVICE COMPANY

                                  By: /s/ Jerre E. Birdsong
                                          -----------------
                                  Name:  Jerre E. Birdsong
                                  Title: Vice President and Treasurer


Date:  June 18, 2004


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